Exhibit 2.2

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT is made and entered into as of December 29, 2021 (this “Agreement”), by and among Enterprise Diversified, Inc., a Nevada corporation (the “Company”), and each of the parties listed on the signature page hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is entering into that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, ENDI Corp., a Delaware corporation (“Parent”), Zelda Merger Sub 1, Inc., a Delaware corporation (“First Merger Sub”), Zelda Merger Sub 2, LLC, a Delaware limited liability company (“Second Merger Sub” and together with First Merger Sub, “Merger Subs”) pursuant to which, among other things, at the closing of the transactions contemplated thereby and upon the terms subject to the conditions set forth therein, the Company will survive as a wholly owned subsidiary of Parent (the “Transactions”). Terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Binding Effect of Merger Agreement; Agreement to Vote; Irrevocable Proxy.

(a)    Each Shareholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors with respect hereto and thereto prior to executing this Agreement.

(b)    The Shareholders, by this Agreement, hereby agree to vote, at any meeting of the Shareholders, and in any action by written consent of the Shareholders, all of the shares of capital stock of the Company (the “Shares”) held by the Shareholders at such time (i) in favor of the approval and adoption of the Merger Agreement and the Transactions; (ii) in favor of any other matter reasonably necessary to the consummation of the Transactions and considered and voted upon by the Shareholders; (iii) in favor of any proposal to adjourn a meeting of the Shareholders at which there is a proposal to adopt and approve the Merger Agreement if there are not sufficient votes to adopt the proposals described in clause (i) above or if there are not sufficient shares present in person or represented by proxy to constitute a quorum; and (iv) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement under the Merger Agreement or that would reasonably be expected to result in the failure of the Transactions from being consummated. The Shareholders acknowledge receipt and review of a copy of the Merger Agreement.

(c)    Each Shareholder hereby agrees that it shall not enter into any commitment, agreement, understanding, or similar arrangement to vote or give voting instructions or express consent or dissent in writing in any manner inconsistent with the foregoing.

(d)    Each Shareholder hereby irrevocably and unconditionally waives any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any other transaction contemplated by the Merger Agreement that such Shareholder may have (under NRS Section 92A.380 or otherwise) by virtue of, or with respect to, any outstanding Shares owned of record or beneficially by such Shareholder.

(e)    Subject to the penultimate sentence of this Section 1(e), by execution of this Agreement, each Shareholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution as such Shareholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Shareholder’s rights with respect to his, her or its Shares, to vote and exercise all voting and related rights, including the right to sign such Shareholder’s name (solely in its capacity as a shareholder) to any shareholder consent, if such Shareholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement with respect to such Shares, solely with respect to the matters set forth in Section 1(b) hereof. Such Shareholder intends for this proxy to be irrevocable and coupled with an interest hereunder until the termination of this Agreement in accordance with Section 12 hereof, hereby revokes any proxy previously granted by such Shareholder with respect to the Shares, and represents that none of any such previously-granted proxies are irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Shareholder and the obligations of such Shareholder shall be binding on his, her or its heirs, personal representatives, successors, transferees and assigns. Each Shareholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1(b) until after the termination of this Agreement. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement in accordance with Section 12 hereof.

2.    Transfer of Shares; Waiver of Certain Rights. Each Shareholder, severally and not jointly, agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the Merger Agreement, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares or (d) take any action that would have the effect of preventing or disabling the Shareholder from performing its obligations hereunder. Each Shareholder hereby waives and agrees to refrain from exercising any past, present or future right of first refusal or offer, put or call right, co-sale or tag-along right, pre-emptive, anti-dilution or other similar right of such Shareholder, that may be applicable to, or triggered by, the Merger Agreement, the Ancillary Agreements or the consummation of the transactions contemplated thereby, including the Transactions.

3.    No Solicitation of Transactions. Each Shareholder, severally and not jointly, agrees not to, directly or indirectly, through any officer, director, representative, agent or otherwise, (a) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), directly or indirectly, whether publicly or otherwise, any inquiries, offers or proposals with respect to, or the making of, any alternative corporate transaction in lieu of the Transactions (“Alternative Transaction”) (or that would reasonably be expected to encourage or lead to an Alternative Transaction), (b) engage in any negotiations or discussions concerning, or provide access to or furnish non-public information regarding, a Company’s or any Company Subsidiary’s properties, assets, personnel, books or records or any Confidential Information or data to, any person relating to an Alternative Transaction (or that would reasonably be expected encourage or lead to an Alternative Transaction), (c) enter into, engage in or maintain discussions or negotiations with respect to any Alternative Transaction (or inquiries, proposals or offers or other communications that would reasonably be expected to encourage or lead to any Alternative Transaction) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (d) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (e) approve, endorse, recommend, execute or enter into any agreement, arrangement or understanding, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, business combination agreement, transaction agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, or (f) resolve or agree to do any of the foregoing actions or otherwise authorize or permit any of its representatives to take any such action. Each Shareholder shall, and shall instruct and cause its representatives and agents to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any parties (other than the parties to the Merger Agreement and their respective representatives) in connection with a Company Acquisition Proposal (other than the Transactions) and each Shareholder acknowledges that any action taken by it or any representative of it inconsistent with the restrictions set forth in this Section 3, whether or not such representative is purporting to act on the such Shareholder’s behalf, shall be deemed to constitute a breach of this Section 3 by such Shareholder. Notwithstanding the forgoing, the provisions of this Section 3 shall not limit the rights of the Pubco Board under Section 7.6(b) of the Merger Agreement.

4.    New Shares of the Company. If (a) any Company’s shares are issued to a Shareholder after the date of this Agreement pursuant to any recapitalization, reclassification, combination, or exchange of shares or otherwise, (b) a Shareholder purchases, is granted, or otherwise acquires record and/or beneficial ownership of any Company’s shares after the date of this Agreement, or (c) a Shareholder acquires the right to vote or share in the voting (including, without limitation, by proxy or power of attorney) of any Company’s shares after the date of this Agreement (collectively, “New Shares”), then such New Shares shall constitute Shares and shall be subject to the terms of this Agreement to the same extent as if they constituted the Shares owned or controlled by such Shareholder as of the date hereof.

5.    Further Assurances. Each Shareholder shall take, or cause to be taken, all such further actions and do, or cause to be done, all things, including, but not limited to, execution of all such proper agreements, deeds, assignments, assurances and other instruments, reasonably necessary (including under applicable Laws) to effect the actions required to consummate the other transactions contemplated by this Agreement and the Merger Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

6.    No Challenges. Each Shareholder agrees not to, and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid, join in, facilitate, assist or encourage, and agrees to take all actions necessary to, and to direct its Representatives to, opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, or any of its subsidiaries, any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; or (b) alleging a breach of any fiduciary duty of any person (or that such person may be alleged to have, including to any of the Company’s or any other holder of Shares) in connection with the evaluation, negotiation or entry into the Merger Agreement or this Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit such Shareholder from enforcing such Shareholder’s rights under this Agreement.

7.    Consent to Disclosure. Each Shareholder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Company to any governmental authority or to shareholders of the Company of such Shareholder’s identity and beneficial ownership of Shares and the nature of such Shareholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company, a copy of this Agreement. Each Shareholder will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC), subject to confidentiality obligations that may be applicable to information furnished to any of the Company or Company Subsidiary by third parties that may be in such Company’s or Company Subsidiary’s possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable law.

8.    Standstill. From the date of this Agreement until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, each Shareholder agrees not to engage in any transaction involving any securities of the Company, without the Company’s prior written consent.

9.     Public Announcements. No Shareholder will make any public announcement or issue any public communication regarding this Agreement, the Merger Agreement, the transactions contemplated hereby or thereby or any matter related to the foregoing, without the prior written consent of the Company, except: (a) if such announcement or other communication is required by applicable Laws or the rules of any stock exchange, in which case the disclosing Shareholder shall, to the extent permitted by applicable Laws, first allow the Company to review such announcement or communication and have the opportunity to comment thereon, and such disclosing Shareholder shall consider such comments in good faith; (b) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 9; and (c) announcements and communications to governmental authorities in connection with registrations, declarations and filings required to be made as a result of the Merger Agreement.

10.    Stockholder Capacity. Each Shareholder is entering into this Agreement solely in its capacity as the owner of the Shares and nothing herein shall limit or affect any actions taken by any officer or director of the Company (or a subsidiary of the Company) solely in his or her capacity as a director or officer of the Company (or a subsidiary of the Company), including, without limitation, to the extent applicable, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 7.6 of the Merger Agreement.

11.    Representations and Warranties. Each Shareholder, severally and not jointly, represents and warrants to the Company as follows:

(a)    The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any United States or non-United States Law applicable to such Shareholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any lien or encumbrance on any Shares (other than under this Agreement, the Merger Agreement and the agreements contemplated by the Merger Agreement, including the other Ancillary Agreements), or (iv) conflict with or result in a breach of or constitute a default under any provision of such Shareholder’s governing documents, if applicable.

(b)    As of the date of this Agreement, the Shareholders own exclusively and have good, valid and marketable title to the Shares set forth opposite the Shareholder’s name on Exhibit A free and clear of any Lien, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities Laws, and as of the date of this Agreement, the Shareholders have the sole power (as currently in effect) to vote and full right, power and authority to sell, transfer and deliver such Shares, and the Shareholders do not own, directly or indirectly, any other Shares.

(c)    Such Shareholder is a sophisticated investor and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon the Company or any affiliate thereof, and based on such information as such Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that Company has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Shareholder acknowledges that the agreements contained herein with respect to the Shares held by such Shareholder are irrevocable.

(d)    Such Shareholder has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by such Shareholder.

(e)    There is no suit, action, investigation or proceeding pending or, to the knowledge of such Shareholder, threatened against or affecting Shareholder or any of his, her or its Affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of such Shareholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

12.    Termination. This Agreement and the obligations of the Shareholders under this Agreement shall automatically terminate upon the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the mutual agreement of the parties hereto and (c) the Effective Time of the Merger. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided that nothing in this Section 12 shall relieve any party of liability for any breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

13.	Miscellaneous.

(a)    Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated. Notwithstanding the foregoing, if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements, in addition to any other relief to which the prevailing party is entitled.

(b)    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or e-mail address for a party as shall be specified in a notice given in accordance with this Section 13(b)):

If to the Company, to:

Enterprise Diversified, Inc.

1806 Summit Avenue, Suite 300

Richmond, Virginia 23230

Attention: Steven L. Kiel

Email: steven@endi-inc.com

with a copy to:

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention: Nick Katsanos

Email: katsanos@sewkis.com

If to a Shareholder, to the address or email address set forth for the Shareholder on the books of the Company.

(c)    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d)    This Agreement, the Merger Agreement and Ancillary Agreements constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party hereto without the prior express written consent of the other parties hereto.

(e)    This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and the Company’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Shareholder shall be liable for the breach by any other Shareholder of this Agreement.

(f)    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties hereto shall be entitled, to the fullest extent permitted by Law, to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each Shareholder agrees that it will not seek, and agree to waive any requirement for, the securing or posting of a bond in connection with the Company or Parent seeking or obtaining such equitable relief.

(g)    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Any Action arising out of or relating to this Agreement or the transactions contemplated hereby shall, to the fullest extent permitted by applicable Law, be heard and determined exclusively in any Delaware State court or Federal court of the United States of America located in the State of Delaware. To the fullest extent permitted by applicable Law, the parties hereto hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party, and (ii) agree not to commence any such Action except in the courts described above in Delaware, other than any Action in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. To the fullest extent permitted by applicable Law, each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties hereto further waive any argument that such service is insufficient. To the fullest extent permitted by applicable Law, each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (A) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (B) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper, or (z) this Agreement or the transactions contemplated hereby, or the subject matter hereof, may not be enforced in or by such courts.

(h)    This Agreement may be executed and delivered (including by facsimile or portable document format (PDF) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i)    At the request of the Company, in the case of any Shareholder, or at the request of the Shareholders, in the case of the Company and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(j)    This Agreement shall not be effective or binding upon any Shareholder until after such time as the Merger Agreement is executed and delivered by the Company and all parties thereto.

(k)    Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Action, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 13(k).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Enterprise Diversified, Inc. By: /s/ Steven L. Kiel Name: Steven L. Kiel Title: Chairman

Arquitos Capitol Offshore Master, Ltd. By: /s/ Steven L. Kiel Name: Steven L. Kiel Title: Chairman /s/ Steven L. Kiel /s/ Thomas Braziel /s/ Jeremy K. Deal /s/ Alea Kleinhammer /s/ Keith D. Smith